February 2, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549 - 3628

Re:	General Electric Company

Request for Withdrawal

Registration Statement on Form S-3 (File No. 333-270066)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), General Electric Company (the “Registrant”) hereby respectfully requests the consent of the Securities and Exchange Commission (the “Commission”) to withdraw its Registration Statement on Form S-3 (File No. 333-270066) (the “Registration Statement”), as initially filed with the Commission on February 27, 2023 and declared effective on March 27, 2023, together with all exhibits thereto, with such request to be approved effective as of the date hereof or at the earliest date hereafter.

The Registrant has determined that it has obtained a well-known seasoned issuer status subsequent to filing the Registration Statement and is now eligible to register its securities under a new registration statement on Form S-3ASR (the “New Registration Statement”).

No securities were sold in connection with or pursuant to the Registration Statement. We understand that the fee paid in connection with the Registration Statement will not be refunded, but request that, in accordance with Rule 457(p) under the Securities Act, such fees be credited toward the New Registration Statement on Form S-3ASR that the Registrant intends to file with the Commission.

If you have any questions with respect to this matter, please contact Andrew L. Fabens of Gibson, Dunn & Crutcher LLP at (212) 351-4034. Thank you for your assistance in this matter.

Sincerely,

General Electric Company

By: /s/ Brandon Smith
Name: Brandon Smith
Title: Vice President, Chief Corporate, Securities & Finance Counsel

cc: Andrew L. Fabens, Gibson, Dunn & Crutcher LLP